SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.2)*

Powerbridge Technologies Co., Ltd.

(Name of Issuer)

Ordinary shares, par value US$0.00166667 per share

(Title of Class of Securities)

G72007100

(CUSIP Number)

Qiuxia Zhang

Room 202, Unit 4, Building 10, Xishan First Street , Nanding Town,

Zhangdian District, Zibo, Shandong, China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS QIUXIA ZHANG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION P. R. of China

	7	SOLE VOTING POWER 7,138,305
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 7,138,305
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,138,305
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.42%(1)
14	TYPE OF REPORTING PERSON IN

(1)	The percentage is calculated based on the total number of 208,568,745 Ordinary Shares issued and outstanding as of November 23, 2022 as informed by the Issuer.

1	NAMES OF REPORTING PERSONS ARGO ADVISORY LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

	7	SOLE VOTING POWER 7,138,305
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 7,138,305
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,138,305
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.42%(1)
14	TYPE OF REPORTING PERSON CO

Explanatory Note

This Amendment No.2 (the “Amendment No. 2”) to Schedule 13D (the “Schedule 13D”) amends and supplements the Schedule 13D filed by the Reporting Persons (as defined below) on April 29, 2022 and the Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed by the Reporting Persons on March 18, 2022 (the “Initial Statements”). Defined terms have the meaning ascribed to them in the Initial Statements unless otherwise defined in this Amendment No. 2. Other than as amended by this Amendment No.2, the disclosures in the Initial Statements are unchanged. As the Issuer increased its total number of Ordinary Shares from 78,967,677 to 208,568,745, the Reporting Persons no longer hold more than 5% of the Issuer’s outstanding Ordinary Shares. The filing of this Amendment No. 2 represents the final amendment to the Schedule 13D as the Reporting Persons are no longer subject to the obligation to disclose the change in position of the Reporting Persons’ ownership of Ordinary Shares pursuant to Rule 13d-1 under the Act.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the ordinary shares, par value US$0.00166667 per share (the “Ordinary Shares”) of Powerbridge Technologies Co., Ltd., a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at 1st Floor, Building D2, Southern Software Park Tangjia Bay, Zhuhai, Guangdong 519080, People’s Republic of China.

Item 2. Identity and Background

This Statement is being filed by the following persons (each a “Reporting Person”, and collectively referred to as the “Reporting Persons”):

●	Qiuxia Zhang (“Mr. Zhang”); and

●	Argo Advisory Limited (“Argo Advisory”).

Mr. Zhang established Argo Advisory Limited, a company incorporated under the Laws of the British Virgin Islands, with the sole purpose to hold the 7,138,305 Ordinary Shares being reported herein. The registered address of Argo Advisory is Asia Leading Chambers, P.O. Box 986, Road Town, Tortola, British Virgin Islands.

In such capacities, the Reporting Persons may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of the Shares reported herein.

During the last five years, the Reporting Persons had not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

N/A.

Item 4. Purpose of Transaction

The Reporting Persons did not acquire or dispose of any Ordinary Share of the Issuer since their last reporting on Schedule 13D/A on April 29, 2022. Mr. Zhang was informed by the Issuer that as of November 23, 2022, there was a total of 208,568,745 outstanding Ordinary Shares of the Issuer and as a result, the Reporting Persons no longer hold more than 5% of the Issuer’s outstanding Ordinary Shares. The filing of this Amendment No. 2 represents the final amendment to the Schedule 13D as the Reporting Persons are no longer subject to the obligation to disclose the change in position of the Reporting Persons’ ownership of the Ordinary Shares pursuant to Rule 13d-1 under the Act.

Item 5. Interest in Securities of the Issuer

(a) and	(b)

The responses of the Reporting Persons to rows (7) and (13) of the cover pages to this Amendment of Schedule 13D for the aggregate number of the Ordinary Shares and percentages of the Ordinary Shares beneficially owned by the Reporting Persons are incorporated herein by reference.

(c)	Other than the transaction described herein there has been no other transactions concerning the Ordinary Shares of the Issuer effected during the past sixty (60) days.

(d)	No other person is known by any Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information disclosed under Items 3, 4, and 5 is incorporated by reference into this Item 6.

Except as described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement (Previously filed; incorporated by reference to the identically named exhibit to Schedule 13D/A filed with the Securities and Exchange Commission on April 29, 2022)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 25, 2022

Argo Advisory Limited

By:	/s/ Qiuxia Zhang
Name:	Qiuxia Zhang
Title:	Director

Qiuxia Zhang

By:	/s/ Qiuxia Zhang
Name:	Qiuxia Zhang